

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2015

Mail Stop 3720

Mr. Alton Perkins
President
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, NC 27609

Re: AmericaTowne, Inc.
Registration Statement on Form S-1
Filed May 12, 2015
Supplemental Response Provided on September 24, 2015
File No. 333-204101

Dear Mr. Perkins:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your inside prospectus cover page to remove the reference to "Item 501 and Item 502 of Regulation S-K."

2.   We note your response to prior comment one, but are unable to determine where you

have made the referenced change. Please revise or advise.

3.   We note your response to prior comment two. Please also revise at "The Offering by Selling Shareholders," at page 16 to indicate that the offering price is fixed at $0.25/share for the duration of the offering. Please likewise revise at "Item 7. Selling Shareholders," at page 36.

AmericaTowne is to be a world class, globally-respected and profitable company…, page 13

4.   We note your response to prior comments 11 and 12, but are unable to determine where you have made the referenced changes addressing Chinese government approvals, and applicable Chinese governmental regulations. Please revise or advise.

Projected Funding per Location, page 22

5.   We note that there has been a lapse in the Export-Import Bank's authority to lend as of July 1, 2015. In light of this development, please tell us and revise your table and disclosure to address how you will obtain the funding projected through Export-Import Bank Loans.

Selling Shareholders, page 31

6.   We note your response to prior comment 25, but are unable to determine where you have made the referenced changes to your selling shareholder table. Please advise or revise. When you revise, please also include footnote disclosure identifying the person or persons having dispositive and/or voting authority over shares held by non-natural entities, such as Yilaime and Diversified Compliance Service LLC.

Management's Discussion and Analysis of Financial Condition and Operations, page 46

Results of Operations for the Period from April 22 (inception) to December 31, 2014, page 46

7.   We note your response to comment 27 and the omission of the financial results and discussion for the period from April 22, 2014 (inception) through December 31, 2014.   Please revise to include the financial results and discussion for that period

pursuant to Item 303(a)(3) of Regulation S-K along with the current interim period presentation included in your correspondence.

Explanatory Note, page F-13

8.   Please delete the explanatory note.

Exhibit 5.1, Opinion of Paesano Akkashian

9.   We note your response to prior comment 43. Please revise to include the correct file number for the referenced registration statement on Form S-1.

10.   We note your response to prior comment 44, but are unable to determine where you have opined upon the primary shares being offered under the registration statement. Please revise.

11.   We note your response to prior comment 45. Please revise to include counsel's consent under Section 7 of the Securities Act to its opinion being filed as an exhibit to the registration statement. Please refer to *Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, October 14, 2011, Section IV, paragraph 2.*

12.   Please refer to page 1, paragraph 4. We are uncertain why counsel is assuming "the accuracy of any and all financial data and information provided as part of the filing of the Registration Statement." Further, we are uncertain why counsel is assuming "the existence and accuracy of the identification of the selling shareholders set forth in the registration statement." Both instances appear to constitute readily ascertainable facts. Please advise why you believe these assumptions are appropriate, or revise your legal opinion. Refer to *Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, October 14, 2011, Section 2, 3.a. Assumptions.*

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

AD11—Telecommunications

Cc: Anthony R. Paesano, Esq.